Ur-Energy to Present at Cowen and Company 4th Annual Global Metals, Mining & Materials Conference

LITTLETON, Colo., Nov. 11, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") announced today that Jeffrey Klenda, Chairman, will speak at the Cowen and Company 4thAnnual Global Metals, Mining & Materials Conference in New York on Wednesday, November 13, 2013 at 11:30 a.m. ET. Mr. Klenda will be available for one-on-one meetings before and after the presentation.

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Presentation materials will be available in the Investor Info section at the Company's website: www.ur-energy.com.

About Ur-Energy

Ur-Energy is a dynamic junior mining company operating the Lost Creek in-situ recovery (ISR) uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG." In addition, Ur-Energy's project pipeline is supported by an extensive, valuable exploration database and intensive analysis programs, providing for great exploration and development potential. Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.